Exhibit 8

NOTICE OF GUARANTEED DELIVERY
FOR
SUBSCRIPTION RIGHTS CERTIFICATES ISSUED BY
TOWER SEMICONDUCTOR LTD.

This form, or one substantially equivalent hereto, must be used to exercise Rights pursuant to the Rights Offering described in the Prospectus Supplement, dated June 4, 2013 (the "Prospectus Supplement") of Tower Semiconductor Ltd., an Israeli company ("Tower"), if a holder of Rights cannot deliver the certificate(s) evidencing the Rights (the "Subscription Rights Certificates(s)") to the Rights Agent listed below (the "Rights Agent") at or prior to 5:00 p.m., New York City time, on June 27, 2013 (the "Expiration Date").  Such form must be delivered by hand, first class mail, express mail, courier or other expedited service to the Rights Agent, and must be received by the Rights Agent on or prior to the Expiration Date.  See "The Rights Offering—Methods for Exercise of Rights by Record Holders" in the Prospectus Supplement.

Payment of the Subscription Price of $20.00 per Right for each Right exercised must be received by the Rights Agent in the manner specified in "The Rights Offering—Methods for Exercise of Rights by Record Holders" in the Prospectus Supplement at or prior to 5:00 p.m., New York City time, on the Expiration Date even if the Subscription Rights Certificate(s) evidencing such Rights is(are) being delivered pursuant to the Guaranteed Delivery Procedures thereof.  See "The Rights Offering—Methods for Exercise of Rights by Record Holders" in the Prospectus Supplement.

The Rights Agent is: American Stock Transfer & Trust Company, LLC.

By First Class Mail:                                                                         By Hand, Express Mail, Courier or other
              Expedited Service:
American Stock Transfer & Trust Company, LLC                                   American Stock Transfer & Trust Company, LLC
Operations Center                                                                                  Operations Center
Attn: Reorganization Department                                                        Attn: Reorganization Department
PO Box 2042                                                                                             6201 15th Avenue
New York, NY  10272-2042                                                                     Brooklyn, NY  11219

DELIVERY OF THIS INSTRUMENT OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

If you have any questions or need further information about the Rights Offering, please contact AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or, if you are located in Israel, you may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com, or CCG Investor Relations / Kenny Green, (646) 201-9246 / towersemi@ccgisrael.com.

Ladies and Gentleman:

The undersigned hereby represents that the undersigned is the holder of Subscription Rights Certificate(s) representing ___ Rights and that such Subscription Rights Certificate(s) cannot be delivered to the Rights Agent at or before 5:00 p.m., New York City time, on the Expiration Date.  Upon terms and subject to the conditions set forth in the Prospectus Supplement, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise the Rights represented by such Subscription Rights Certificates(s).

The undersigned understands that payment of the Subscription Price of $20.00 per Right for each Right exercised must be received by the Rights Agent at or before 5:00 p.m., New York City time, on the Expiration Date and represents that such payment, in the aggregate amount of $___ either (check appropriate box):

___           is being delivered to the Rights Agent herewith or,
___           has been delivered separately to the Rights Agent in the manner set forthbelow (check appropriate box and complete information relating thereto):
__
Uncertified check (Payment by uncertified check will not be deemed to have been received by the Rights Agent until such check has cleared.  Holders paying by such means are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment clears by such date.)

__           Certified check
__           Bank draft (cashier's check)

Name of Maker: ___________________________
Date of check, draft or money order: ___________
Check, draft or money order number: ___________
Bank or other institution on which
Check is drawn or issuer of money order: ________

Signature(s) _____________________ Name(s)________________________ (please type or print)	Address_____________________ ____________________________ Area Code and Tel. No.(s)

Subscription Rights Certificates (No(s). (if available) __________________________________

GUARANTEE OF DELIVERY
(Not to Be Used For Subscription Rights Certificate Signature Guarantee)

The undersigned, a member firm of a registered national securities exchange or of the National Association of Securities dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Securities Exchange act of 1934, as amended, guarantees that the undersigned will deliver to the Rights Agent the certificates representing the Rights being exercised hereby, with any required signature guarantee and any other required documents, all within three (3) business days after the Expiration Date.

Dated:

(Address)	(Name of Firm)

(Area Code and Telephone Number)	(Authorized Signature)

The institution that completes this form must communicate the guarantee to the Rights Agent and must deliver the Subscription Rights Certificate(s) to the Rights Agent within the time period shown in the Prospectus Supplement, dated June 4, 2013, of Tower Semiconductor Ltd.  Failure to do so could result in a financial loss to such institution.